May 19, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Laura Veator Stephen Krikorian Matthew Crispino

Re:	Fusion-io, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on May 6, 2011 File No. 333-172683
Ladies and Gentlemen:
     On behalf of Fusion-io, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-172683) filed with the Commission on March 9, 2011 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on April 18, 2011 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed with the Commission on May 6, 2011 (“Amendment No. 2”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Stock Based Compensation, page 53
1.	We note your response to prior comment 16 provided in your supplemental letter dated May 13, 2011 that the following factors contributed to the differences between the fair value of your common stock on April 14, 2011, as determined by the Board, and the preliminary midpoint of the range of the estimated offering price, as recommended by the underwriters:
• The use of different comparable public companies by the underwriters in their

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May 19, 2011

valuation model;
• The averaging of a discounted cash flow income approach and a market approach utilized in the valuation report considered by the Board as compared to the use of a market approach by the underwriters; and
• The difference in the Company’s long term growth rate utilized in considering the initial public offering price, as compared to the Company’s long term growth rate in the discounted cash flow valuation model utilized in the valuation report considered by the Board.
We further note that you have reassessed the valuation of your common stock for your April 14, 2011 stock option grants based on the use of a revised group of comparable public companies as identified by the underwriters. Tell us why you did not also revise the April 14, 2011 valuation to use only a market approach and to use the same long term growth rate as identified by the underwriters.
     We supplementally advise the Staff that the Company has regularly obtained contemporaneous valuations of its common stock, performed by a nationally recognized third-party valuation firm in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), for use, along with other information and factors, in determining the fair value of the Company’s common stock to assist in determining the exercise price for stock options. The Company believes the contemporaneous valuations are level A valuations as defined by the Practice Aid and the assumptions used in these valuations and specifically at the April 5, 2011 contemporaneous valuation are based on various assumptions and future expectations as of the valuation date. As outlined in paragraph 86 of the Practice Aid and included here for reference, the use of information as of the contemporaneous valuation date, without bias to future events, is appropriate.
     Paragraph 86 — “As noted in paragraph 22 of this Practice Aid, the task force recommends that an enterprise obtain a contemporaneous valuation performed by an unrelated valuation specialist. A contemporaneous valuation considers conditions and expectations that exist at the valuation date and is not biased by hindsight. Therefore, a contemporaneous valuation results in the most relevant and reliable determination of fair value as of the grant date of equity securities. When a valuation is prepared after the fact (that is, a retrospective valuation), care should be exercised to ensure that the assumptions and estimates underlying the valuation reflect only the business conditions, enterprise developments, and expectations that existed as of the valuation date. The greater the interval between a grant date of securities and the valuation, the higher the likelihood that the valuation may be biased by subsequent experience. Even if forecasts are available that were prepared contemporaneously with the as-of date of the valuation, other assumptions may be biased by subsequent experience. Because it is difficult to separate the benefit of hindsight when assessing conditions that existed at the valuation date, it is

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important that judgments about those conditions be made and documented with supporting evidence on a timely basis.”1
     The use of the income approach and the market approach are prescribed valuation methods per the Practice Aid and the specific use of both the income approach and market approach is appropriate at the Company’s stage of development at the contemporaneous valuation dates. The Practice Aid specifically states “The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows. The income approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell securities... The income approach seeks to convert future economic benefits into a present value and has strong conceptual support from many sources. First, it is in accordance with the definition of assets in the FASB’s Conceptual Framework... Second, it is in accordance with the literature of finance that attributes value to the rational expectation of future economic benefits. Third, it is on a conceptual par with the market approach to valuation. A market price is theoretically the consensus of a large number of unrelated buyers and sellers, whereas the income approach may be used to simulate a market price when there is no active market for the asset being valued, in this case the equity securities of privately held enterprises. The income approach differs from the market approach, however, in that whereas the market approach is based on marketplace prices and assumptions, in many cases, the income approach is based on entity-specific assumptions (as long as those assumptions are not inconsistent with marketplace assumptions).”2
     As described in Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on May 6, 2011, the Company believed, and continues to believe, that the average of the income approach and market approach for the valuation at April 5, 2011 is an appropriate method of determining fair value based on the stage of development of the Company and the Company’s status at that date with regard to an initial public offering of its common stock (an “IPO”). That is, as of April 5, 2011, the Company believed that there was still uncertainty that an IPO would occur even though the likelihood of an IPO had increased, given that the Company had filed its Registration Statement on Form S-1 on March 9, 2011.
     However, due to the proximity of the April 5, 2011 valuation to the date of the lead underwriters’ determination of the preliminary offering price range, the Company has reassessed the fair value determined by the contemporaneous valuation as of April 5, 2011, which was used to determine the exercise price for granting stock options at April 14, 2011. In the reassessment, the Company continued to use the income approach as previously calculated at April 5, 2011 since this method is an appropriate approach under the Practice Aid. The Company believes using only the market approach for the reassessment would be inappropriate due to the conceptual

[1]	AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, paragraph 86.

[2]	AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, paragraph 62.

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basis for the use of entity-specific assumptions in determining the value of privately-held enterprises through the income approach, the Company’s status with regard to an IPO as of April 5, 2011, and considering that the lead underwriters’ market approach assumes a successful IPO and a market for the Company’s stock at a future date. Therefore, as further described in the supplemental letter dated May 13, 2011, management utilized the value of the Company as determined by the lead underwriters’ using the market approach (which utilized different comparable companies than previously considered in the contemporaneous valuations) as an input to the reassessment, but determined that the value calculated using the income approach and relevant assumptions and information available at the time of the contemporaneous valuation continued to be valid and necessary inputs to the determination of the value of the Company’s common stock as of April 5, 2011. The use of different comparable companies was due to the changing stage of development of the Company, including its risk profile, and the views of our lead underwriters’ as to the Company’s comparable companies.
     Additionally, the Company did not use the updated growth rates used by the lead underwriters’ to reassess its fair value at the April 5, 2011 valuation since those growth rates were determined subsequent to April 5, 2011 based on accelerated improvement in the Company’s performance specifically due to unexpected significant orders from a strategic customer. As discussed above, in paragraph 86 of the Practice Aid, such events occurring subsequent to the valuation date should not be considered in determining fair value as of a given date.
2.	Tell us why you did not use the revised group of public companies as identified by the underwriters, as well as the other methodologies and assumptions used by the underwriters discussed above, in determining the fair value of your common stock for your fiscal year 2011 grants. Also, tell us why the use of the revised group of comparable public companies does not suggest that the discount rates used throughout fiscal year 2011 should be revised. Contrast your response to prior comment 15 regarding your selection of your discount rates to your selection of the revised group of comparable companies. That is, explain why the use of a high discount rate is warranted during fiscal year 2011 in light of the revised group (e.g., is the revised group at the same stage of development?).
     We acknowledge the Staff’s comment and refer the Staff to our response to the Staff’s first comment above and note that the Company had contemporaneous valuations performed of its common stock using assumptions and estimated financial projections at each valuation date in accordance with the Practice Aid. The assumptions and market multiples used by the lead underwriters’ in determining the preliminary mid-point of the estimated offering price range were based solely on the market value approach which anticipated a successful initial public offering at a future date. These assumptions do not take into consideration the discount for lack of marketability for stock not traded in a public market, the risk profile of a non-public company with substantial growth rates and the risk of not achieving those growth rates, the risk of not completing an IPO, and the current stage of development of the Company.

Securities and Exchange Commission
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     As stated in paragraph 60 and 61 of the Practice Aid, the key assumption in the market approach is the selection of truly comparable companies in the market with similar entity size, working capital, liquidity, profitability, marketability, products or services offered, management team, and stage of development. The independent third-party valuation firm has been consistently using primarily comparable storage systems companies since its May 21, 2010 valuation. The estimated offering price range as provided on May 11, 2011 was determined using three categories of comparable entities, including selected disruptive data center infrastructure companies, focused other high-growth infrastructure companies and storage systems companies. Since the comparable company assumptions used at the contemporaneous valuation dates were consistent and appropriate at each valuation date based on the Company’s stage of development, the Company does not believe it is appropriate to use the comparable companies used in arriving at the preliminary price range, as determined based on conditions that existed as of May 11, 2011, to perform retrospective valuations to determine fair value prior to the April 5, 2011 valuation date. The Company does believe that due to the proximity of the determination of the preliminary offering price range for an anticipated IPO, it was reasonable to reassess the fair value for the grants on April 14, 2011 using the market value assumptions to determine the estimated offering price range.
     The discount rate used in the contemporaneous valuations was not determined based on comparable public companies but based on the Company’s stage of development and the risk associated with achieving the Company’s financial projections as outlined in paragraph 64 of the Practice Aid. The relative risk associated with a company’s ability to achieve financial cash flow estimates directly impacts the discount rate. A perceived increase in risk associated with achieving financial cash flow estimates increases the discount rate and results in a decreased enterprise value. The risk of achieving the Company’s forecasted operating results decreased from the December 31, 2010 valuation to the April 5, 2011 valuation principally due to continued strong historical results, including the March 31, 2011 quarterly results which resulted in the Company’s first quarter of net income that exceeded original estimates, and increased probability of achieving Company forecasts. The risk profile change principally resulted in a discount rate change from 50.0% to 25.0% and an increase in the overall enterprise value. Prior the achieving the March 31, 2011 quarterly results, the perceived risk was much higher regarding whether the Company would be able to attain the forecasted operating results. The Company does not believe that it is appropriate to revise the discount rates used in past contemporaneous valuations (prior to the April 5, 2011 valuation) based on the public company comparables used in determining the price range for the reasons outlined above and because those companies are in different stages of development, with forecasted and achieved financial results of a certain level, thereby decreasing the risk associated with those particular companies. At the time of the earlier contemporaneous valuations, substantial risk still existed for the Company, given its stage of development and limited history in achieving significant revenue growth. This risk was reflected in the discount rate applied at the various contemporaneous valuation dates, given the information that existed and was available at the time such valuations were prepared.

Securities and Exchange Commission
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3.	We note your disclosure on page 55 that for the October 8, 2010, December 31, 2010 and April 5, 2011 valuations you used both the income approach and the market approach and weighted the approaches equally based on your view that both valuation methods provided a reasonable estimate of fair value, are equally reliable and resulted in similar values. Please reconcile this statement with your statement that the averaging of an income approach and a market approach utilized in the valuation report considered by the Board, as compared to the use of a market approach by the underwriters, was one of the factors that contributed to the difference between the fair value of your common stock on April 14, 2011, as determined by the Board, and the preliminary midpoint of the range of the estimated offering price, as recommended by the underwriters.
     We acknowledge the Staff’s comment and confirm that the market approach and income approach in the April 5, 2011 contemporaneous valuation report considered by the board of directors resulted in similar values. The Company’s statement in the supplemental letter dated May 13, 2011 that indicated that the averaging of an income and market approach as compared to the use of a market approach by the lead underwriters’ was a significant factor that contributed to the difference between the fair value of our common stock on April 14, 2001, as determined by the board of directors, and the preliminary mid-point of the range of the estimated offering price was intended to explain that if the income approach had been similarly utilized in determining the price range and averaged that value with the value from its market approach, the resulting fair value of its common stock would have decreased.
     The Company supplementally advises the Staff that the difference between the income approach and the market approach at the April 5, 2011 valuation date was approximately $8.1 million in total enterprise value.
4.	Considering your reassessed valuation for your April 14, 2011 grants, revise your disclosures to discuss the factors that significantly contributed to the increase in the fair value of your common shares between January 25, 2011/February 19, 2011 and April 14, 2011, and between April 14, 2011 and the mid-point of the estimated range of the initial public offering price. Disclose quantitatively or qualitatively the significance of each factor. That is, describe how much of the growth in fair value can be attributed to each of these factors. Add disclosure to explain why a factor or an assumption has changed. Also, if a change in forecasted revenue is a contributing factor to the increase in fair value, please ensure you disclose the underlying events contributing to this change and the timing of these events.
     In response to the Staff’s comment, the Company proposes to revise and add disclosures to set forth additional qualitative factors that have resulted in the increased common stock fair values at the aforementioned dates through the date of the determination of the preliminary mid-point of the estimated range of the initial public offering price for our initial public offering of common stock in the management’s discussion and analysis of financial condition and results of operations under stock-based compensation portion of the certain critical accounting policies and estimates sub-section. The revised disclosures will be included in Amendment No. 3 of the

Securities and Exchange Commission
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Registration Statement on Form S-1 and such proposed revised disclosures are included as an appendix to this letter.
5.	Revise to disclose the amount of unrecognized stock based compensation associated with the April 2011 grant of stock options.
     We acknowledge the Staff’s comment and will revise our subsequent events disclosure in Amendment No. 3 as noted below to include the unrecognized stock-based compensation related to the April 14, 2011 grants. The updated disclosure will also include the unrecognized stock-based compensation related to stock option grants on May 16, 2011 to purchase 152,500 shares of common stock at an exercise price of $14.00 per share, equal to the mid-point of the lead underwriters’ preliminary range of the estimated offering price. We supplementally advise the Staff that the Company has calculated the stock-based compensation associated with the grants made on these two dates using updated volatility estimates utilizing data associated with the new comparable companies used to determine the preliminary offering price range.
     We supplementally are providing the proposed revised disclosure on page F-38:
     In April 2011, the Company granted options to purchase 495,844 shares of common stock at an exercise price of $6.76 per share. In May 2011, the Company granted options to purchase 152,500 shares of common stock at an exercise price of $14.00 per share. In May 2011, the Company received an estimate of the preliminary range of the estimated offering price for the Company’s proposed initial public offering of common stock. As a result of the proximity of this estimate to the grant date of stock options in April 2011, the Company subsequently reassessed the fair value at the date of grant to be $10.88. The unrecognized stock-based compensation expense related to the April 2011 and May 2011 grants was $3,651,000 and $1,208,000, respectively.
* * * * *

Securities and Exchange Commission
May 19, 2011

     Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Patrick Schultheis or me at (650) 493-9300. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Robert G. Day
Robert G. Day

cc:	David A. Flynn
Shawn J. Lindquist, Esq.
Fusion-io, Inc.

Larry W. Sonsini, Esq.
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Appendix
Proposed Disclosure
Stock-Based Compensation
     Under ASC 718, stock-based compensation cost for each award is estimated at the grant date based on the award’s fair value as calculated by an option-pricing model and is recognized as expense over the requisite service period. We use the Black-Scholes-Merton option-pricing model which requires various highly judgmental assumptions including the estimated fair value of our common stock, volatility over the expected life of the option, stock option exercise and cancellation behaviors, risk-free interest rate and expected dividends. We estimated the fair value of each employee option granted using the following assumptions for the periods presented in the table below.

				Nine Months
	Year Ended June 30,			Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Fair value of common stock	$0.358	$0.358-0.65	$0.65-1.96	$0.65	$1.96-5.12
Expected stock price volatility	49-50%	49%	49%	49%	48-49%
Expected life of options	6.1 years	6.1 years	6.1 years	6.1 years	3.2-7.0 years
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	2.6-3.6%	2.8-3.4%	2.4-2.9%	2.6-2.9%	0.6-2.7%
•	Volatility — As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for a group of companies we consider our peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility over the expected life of the option. We used the daily price of these peers over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Expected Life — The expected life was based on the simplified method allowed under SEC guidance, which is calculated as the average of the option’s contractual term and weighted-average vesting period. We use this method as we have limited historical stock option data that is sufficient to derive a reasonable estimate of the expected life of an option.

•	Dividend Yield — We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•	Risk-free Interest Rate — The risk-free interest rate was determined by reference to the U.S. Treasury rates with the remaining term approximating the expected option life assumed at the date of grant.

     In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. If any of the assumptions used in the Black-Scholes-Merton stock-option model change significantly, the fair value and stock-based compensation expense on future grants is impacted accordingly and stock-based compensation expense may differ materially in the future from that recorded in the current period.
     The following table sets forth all stock option grants since July 1, 2009 through May 16, 2011:

			Common Stock
	Number of Shares		Fair Value per	Intrinsic Value
	Subject to Options		Share at	per Share at
Grant Date	Granted	Exercise Price	Grant Date	Grant Date
September 22, 2009	1,261,800	$0.65	$0.65	$—
November 18, 2009	1,165,000	0.65	0.65	—
December 15, 2009	262,950	0.65	0.65	—
February 12, 2010	310,000	0.65	0.65	—
March 2, 2010	1,061,638	0.65	0.65	—
March 16, 2010	625,000	0.65	0.65	—
May 28, 2010	2,484,646	1.96	1.96	—
July 27, 2010	1,991,131	1.96	1.96	—
September 12, 2010	1,300,000	1.96	4.07	2.11
October 26, 2010	1,136,300	4.07	4.07	—
January 25, 2011	4,307,050	5.12	5.12	—
February 19, 2011	591,500	5.12	5.12	—
April 14, 2011	495,844	6.76	10.88	4.12
May 16, 2011	152,500	14.00	14.00	—
     The estimates of the fair value of our common stock were made based on information from contemporaneous valuations on the following valuation dates:

Fair Value
Valuation Date	per Share
March 9, 2009	$0.65
May 21, 2010	1.96
October 8, 2010	4.07
December 31, 2010	5.12
April 5, 2011	6.76
     The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. Since our common stock is not publicly traded, we considered objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid. The assumptions we use in the valuation model are based on management’s future expectations combined with management’s judgment. Objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following:
•	our stage of development;

•	our future financial projections and changes to those projections due to large customer orders and timing of shipments for those orders;

•	the risk associated with achieving our financial projections based on limited history of selling our products and recognizing revenue;

•	the introduction of new products;

•	our operating performance and financial position including the value of our assets;

•	the market performance of comparable publicly traded companies;

•	rights, preferences and privileges of our convertible preferred stock relative to the common stock;

•	the prices of our convertible preferred stock sold to outside investors in arms-length transactions; and

•	individual sales of common stock.
     In the contemporaneous common stock valuations performed on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010 and April 5, 2011, the fair value of our common stock was determined considering two valuation approaches, the income approach and the market approach. Due to our early stage of development and the lack of directly comparable financial performance and trends as compared to a peer group, we only used the income approach for valuations on March 9, 2009 and May 21, 2010. For the October 8, 2010, December 31, 2010 and April 5, 2011 valuations, we used both approaches and weighted the results equally. The equal weighting of these two approaches reflects our view that both these valuation methods provide a reasonable estimate of fair value, are equally reliable and resulted in similar values at those dates. For the stock option grants on May 16, 2011, we used the mid-point of the estimated offering price range, which was calculated based solely on the market approach.
     The income approach quantifies the present value of the future cash flows that management expects to achieve over a certain period and estimates the present value of cash flows beyond that period, which is referred to as the terminal value. These future cash flows were discounted to their present values using a discount rate determined from industry studies that compare venture capital required rates of return on investments at different stages of a company’s development. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. The discount rates used in the common stock valuations on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010 and April 5, 2011 were 60.0%, 50.0%, 50.0%, 50.0% and 25.0%, respectively. The higher discount rates in earlier valuations were principally due to perceived risks associated with achieving financial results projecting substantial growth with limited history of generating revenues or achieving forecasts.
     The market approach considers multiples of financial metrics based on acquisition and/or trading multiples of a peer group of companies. These multiples were then applied to our financial metrics to derive an indication of value. The contemporaneous valuations on October 8, 2010, December 31, 2010 and April 5, 2011 used a range of the average of comparable company multiples for estimated enterprise value to sales. The October 8, 2010 valuation used a range from 2.00x to 2.50x, the December 31, 2010 valuation used a range from 2.25x to 2.75x and the original April 5, 2011 valuation used an implied range from 2.37x to 2.94x to determine an implied low and high estimated enterprise value.
     The resulting fair value obtained by these approaches was then allocated to our equity using the option-pricing method. For the May 21, 2010, October 8, 2010, December 31, 2010 and the April 5, 2011 valuations, we allocated the value under a sale/merger scenario and a scenario that considers us completing an initial public offering, or IPO, of our common stock. The weighting of these scenarios at these valuation dates was as follows:

	Sale/Merger	IPO
May 21, 2010	62.5%	37.5%
October 8, 2010	50.0%	50.0%
December 31, 2010	30.0%	70.0%
April 5, 2011	10.0%	90.0%
     After the equity value was determined and allocated to our respective stock from the above methods, a discount for the lack of marketability of our common stock was applied for us being a private company with a lack of a trading market for our common stock. The marketability discount used was 46.9%, 36.9%, 15.0%, 10.0% and 0.0%, respectively, for the valuations on March 9, 2009, May 21, 2010, October 8, 2010, December 31, 2010, and April 5, 2011. No discount for lack of marketability was applied to determine the fair value of our common stock associated with the May 16, 2011 grants.
     At each grant date from June 2, 2009 through March 16, 2010, our board of directors considered objective and subjective factors outlined above including the most recent contemporaneous valuation of our common stock on March 9, 2009 and the various closings of our Series B convertible preferred stock financing at a consistent value from April 2009 to October 2009. For the grants in March 2010, our board of directors considered the increase in revenue for the quarter ended December 31, 2009 and the prospects for increased revenue for the quarter ended March 31, 2010 as compared to our forecasts, our financial position, the need for additional equity funding, the probability of receiving additional funding, the ability to draw on a current revolving line of credit, and the status of outstanding litigation and disputes.
     For the stock option grants on May 28, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on May 21, 2010, the recent closing of our Series C convertible preferred stock financing and current signed customer orders. The May 21, 2010 valuation was higher than the March 9, 2009 valuation principally due to an increase in forecasted revenue as a result of recent sales orders and a lower discount for lack of marketability. We considered the proximity of our valuation on May 21, 2010 to our March 2010 grants to evaluate whether the previously determined exercise price was appropriate. We believe that the exercise price for the March 2010 grants was appropriate due to certain events that occurred subsequent to the March 2010 grants that we believed increased the value of our stock between the grant date and the May 21, 2010 valuation including: (1) the appointment of our new CEO at the end of March, (2) the closing of our Series C convertible preferred stock offering in early April 2010, (3) the receipt of a large order from a significant customer at the end of April 2010, and (4) improved financial outlook.
     For the stock option grants on July 27, 2010 and September 12, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on May 21, 2010, the current financial position including cash needs for inventory and the current revenue and projected revenue from recently signed sales orders. For the September 12, 2010 grants, our board also considered the recent closing of our revolving line of credit and the borrowings against that line of revolving credit for financing our inventory growth.
     Due to the proximity of the stock option grants on September 12, 2010 to the October 8, 2010 valuation and because in October 2010 our board of directors became more optimistic that we could consider an IPO in the nearer term, we decided to use the October 8, 2010 common stock valuation of $4.07 as fair value in our calculation of stock compensation expense for the September 12, 2010 grants. We determined, however, that the July 27, 2010 option grant was properly granted at an exercise price equal to the fair value determined as of May 21, 2010, because at the time of grant the board of directors believed the inputs used in the May 21, 2010 valuation were comparable to activity at July 27, 2010 and the prospect of an IPO in the near term was comparable to that at the time of the May 21, 2010 valuation and that the decreased discount for marketability used in the October 8, 2010 valuation was therefore not appropriate to apply retrospectively to the July 27, 2010 grant.
     For the stock option grants on October 26, 2010, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on October 8, 2010, our current financial position, including the need for cash to finance inventory, and our recorded first quarter revenue and projected fiscal year-end revenue. The October 8, 2010 valuation was higher than the May 21, 2010 valuation principally due to an increase in the terminal value multiple from 2.25x to 2.50x due to higher projected cash flows, a larger allocation of value to the possibility of an IPO versus a sale/merger, and a lower discount for lack of marketability from 36.9% to 15.0% due to the increased likelihood of an IPO.
     For the stock option grants on January 25, 2011 and February 19, 2011, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on December 31, 2010, our current financial position, our recorded second quarter revenue, our projected revenue for the third quarter, the risk of achieving our projected third quarter revenue and future revenue projections, the current economic environment, and the likelihood of an IPO in the near term. While the revenue and expense factors used for the income approach in our valuation did not change materially between the October 8, 2010 valuation and the December 31, 2010 valuation, the terminal value multiple was increased from 2.50x to 2.75x due to an increase in the latest 12-month multiples indicated by our comparable public companies, the market approach multiples increased, more weight was placed on the probability of the completion of an IPO versus a sale/merger, and the discount for lack of marketability went from 15% to 10% as a result of various initial public offerings being favorably received, indicating a significant improvement in the market, and our board of directors increased interest in pursuing an IPO in the nearer term.
     For the stock option grants on April 14, 2011, our board of directors considered objective and subjective factors, including the most recent contemporaneous valuation of our common stock on April 5, 2011, our current financial position, our updated projected revenue, the risk of achieving our updated projected revenue and future revenue projections, the current economic environment, the filing of our registration statement on Form S-1 and the increased likelihood of an IPO in the near term.
     On May 11, 2011, the lead underwriters for this initial public offering of our common stock recommended to us, based on the then-current market conditions, a preliminary mid-point of the range of the estimated offering price of $14.00 per share. Due to the proximity of the grants on April 14, 2011 to the date of the recommendation of the preliminary mid-point of the estimated offering price range, we reassessed the common stock fair value as of April 14, 2011, resulting in a common stock fair value of $10.88.
     The reassessed $10.88 common stock fair value was determined using the same valuation methodology used in the recent contemporaneous valuations. However, we revised the group of comparable companies used in the market approach from primarily storage systems companies to selective data center infrastructure, focused other high-growth infrastructure and selected storage systems companies that are more relevant in the current market environment and more comparable to our current stage of development and growth projections, which increased the enterprise value to sales multiples implied range from 2.25x to 2.75x used in the December 31, 2010 contemporaneous valuation to an implied range of 4.4x to 5.1x. This change in the comparable company multiples was the most significant factor that impacted our estimated common stock fair value from December 2010 to April 2011. The next most significant factor that impacted our estimated common stock fair value from December 2010 to April 2011 was due to a decrease in the discount rate from 50.0% to 25.0%, which reflected our continuing development and corresponded to the decreased risk of achieving our forecasted operating results due to continued strong historical results, including exceeding our March 31, 2011 quarterly targets, resulting in our first quarter of net income, and increased probability of achieving our forecasts. The increase in our estimated common stock fair value from December 2010 to April 2011 was also affected by a decrease in the discount for the lack of marketability from 10.0% to 0.0% due to the filing of our Registration Statement on Form S-1 on March 9, 2011 and the increased likelihood of an IPO in the near term.
     The difference between the $10.88 reassessed fair value of our common stock on April 14, 2011 and the $14.00 mid-point of the estimated offering price range was primarily due to only using the market approach and continued and accelerating improvement in our operating performance, in particular, continued growth in our revenue as a result of unexpected significant orders from a strategic customer received in May 2011; and to a lesser extent the increased likelihood of consummating our IPO since April 14, 2011 as a result of our board of directors’ increased commitment to completing the offering, including the filing of two amendments to our registration statement filed on Form S-1, the successful completion of IPOs of other companies and the positive aftermarket performance of these companies and general market increases since April 14, 2011.
     For the stock option grants on May 16, 2011, our board of directors considered objective and subjective factors including the mid-point of the estimated offering price range. Due to the proximity of the May 16, 2011 grants to the date of the anticipated IPO, the board of directors used the $14.00 mid-point of the estimated offering price range as the fair value of our common stock to determine the exercise price for the options granted.
     For fiscal 2008, 2009 and 2010 and the nine months ended March 31, 2010 and 2011, we had variable stock-based compensation from grants to non-employees which accounted for approximately $4,000, $18,000, $54,000, $25,000 and $411,000 of stock-based compensation expense, respectively. We expect variable stock based compensation to increase significantly in future periods due to expected increases in the value of our common stock.
     As of June 30, 2009 and 2010 and March 31, 2011, there was approximately $3.3 million, $5.6 million and $20.7 million, respectively, of unrecognized stock-based compensation expense related to employee non-vested stock option awards that we expect to be recognized over a weighted-average service period of 3.5, 3.2 and 3.7 years, respectively.
     Assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding as of March 31, 2011, was $317.0 million, of which $103.0 million related to the options that were vested and $214.0 million related to the options that were not vested.